SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of June 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

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Not applicable.

(1) Press Release, “Fujifilm and Dr. Reddy’s call off joint venture for generic drugs in Japan”, June 3, 2013.	3

(2) Press Release, “Dr. Reddy’s announces the Launch of Lamotrigine Extended-Release Tablets”, June 26, 2013.	5

Dr. Reddy’s Laboratories Ltd.
Press Release	8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Fujifilm and Dr. Reddy’s call off joint venture for generic drugs in Japan

June 3, 2013

FUJIFILM Corporation (“Fujifilm” hereinafter) and Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s” hereinafter) have decided to terminate the Memorandum of Understanding (the “MoU” hereinafter) to enter into an exclusive partnership in the generic drugs business for the Japanese market and to establish a joint venture in Japan.

Based on the MoU signed on July 28, 2011, the two companies had conducted detailed studies on the establishment of a joint venture for developing and manufacturing generic drugs in Japan. However, as Fujifilm realigns its long-term growth strategy for the pharmaceutical business, both companies have led to a mutual agreement to terminate the MoU.

The two companies will continue to explore partnership/alliance opportunities in other pharmaceutical businesses such as API (active pharmaceutical ingredient) development and manufacturing, contract research and development and manufacturing, and the development and marketing of super-generics.

Commenting on the development, GV Prasad, Chairman and CEO, Dr. Reddy’s said, “Unfortunately, we will not be able to partner with Fujifilm specifically for generic formulations business in Japan. However, I want to reinforce our commitment towards a planned entry into Japan to bring affordable and innovative drugs to more patients worldwide.”

Takatoshi Ishikawa, Director Corporate Vice President and General Manager of Pharmaceutical Products Division said, “In the long-term we will be focusing more on priority fields such as new drugs in cancer field, more value-added super Generic, and bio-related business by using our core technologies: analysis technologies, original nanotechnology, and high reliability and high quality manufacturing technologies. Meanwhile, we will continue future collaboration with Dr. Reddy’s in other fields.”

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About FUJIFILM Corporation

FUJIFILM Corporation is one of the major operating companies of FUJIFILM Holdings. Since its founding in 1934, the company has built up a wealth of advanced technologies in the field of photo imaging, and in line with its efforts to become a comprehensive healthcare company, Fujifilm is now applying these technologies to the prevention, diagnosis and treatment of diseases in the Medical and Life Science fields. Fujifilm is also expanding growth in the highly functional materials business, including flat panel display materials, and in the graphic systems and optical devices businesses.

Fujifilm’s corporate philosophy is: We will use leading-edge, proprietary technologies to provide top-quality products and services that contribute to the advancement of culture, science, technology and industry, as well as improved health and environmental protection in society. Our overarching aim is to help enhance the quality of life of people worldwide. Through its corporate philosophy, Fujifilm demonstrates its commitment to making a significant contribution to society.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products—Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, South Africa and Romania. For more information, visit www.drreddys.com.

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Lamotrigine Extended-Release Tablets

Hyderabad, India, June 26, 2013

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that is has launched Lamotrigine Extended-Release Tablets (25 mg, 50 mg, 100 mg, 200 mg, 300 mg) a therapeutic equivalent generic version of Lamictal® XR (lamotrigine) in the US market on June 25, 2013, following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Lamotrigine XR tablets.

The Lamictal® XR brand and generic had combined U.S. sales of approximately $300.5 Million MAT for the most recent twelve months ending in April 2013 according to IMS Health*.

Dr. Reddy’s Lamotrigine XR Tablets 25 mg, 50 mg, 100 mg, 200 mg, and 300 mg are available as unit of use bottles of 30s.

WARNING: SERIOUS SKIN RASHES

See full prescribing information for complete boxed warning.

Cases of life-threatening serious rashes, including Stevens-Johnson syndrome and toxic epidermal necrolysis, and/or rash-related death have been caused by lamotrigine. The rate of serious rash is greater in pediatric patients than in adults. Additional factors that may increase the risk of rash include (5.1):

•	coadministration with valproate

•	exceeding recommended initial dose of lamotrigine extended-release tablets

•	exceeding recommended dose escalation for lamotrigine extended-release tablets

Benign rashes are also caused by lamotrigine; however, it is not possible to predict which rashes will prove to be serious or life threatening. Lamotrigine extended-release tablets should be discontinued at the first sign of rash, unless the rash is clearly not drug related. (5.1)

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

Lamictal® XR is a trademark of GlaxoSmithKline

*	IMS National Sales Perspectives: Retail and Non-Retail MAT April 2013

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: July 5, 2013		Name: Sandeep Poddar
Title: Company Secretary